BlueFire Ethanol Fuels, Inc.
31 Musick
Irvine, CA 92618

June 16, 2010

Jay E. Ingram
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:	BlueFire Ethanol Fuels, Inc.
Amendment No. 3 to Form S-1
Filed May 24, 2010
File No. 333-148199

Dear Mr. Long:

By letter dated June 14, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided BlueFire Ethanol Fuels, Inc. (“Bluefire” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Post-effective Amendment 3 on Form S-1 filed on May 24, 2010 (the “Post-Effective Amendment”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the question is listed below, followed by the Company’s response.

General

1.  It appears that the prospectus has been in use for more than nine months after the effective date of post-effective amendment 2, that the audited financial statements contained therein are older than 16 months, and that you have not sought to update the prospectus pursuant to section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

RESPONSE: No offers or sales pursuant to the prospectus were made during the period in which the financial statements were not current.

Further, the Company agrees and acknowledges that:

(i)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Arnold R. Klann
Arnold R. Klann
Chief Executive Officer